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                                      LOGO

                                                               November 22, 1996

Dear Stockholder:

     As most of you are aware, Software Publishing Corporation ("SPC") has entered into an agreement to combine with Allegro New Media, Inc. ("Allegro") in a "merger of equals" strategic business combination (the "Merger"). At our Special Meeting on Friday, December 20, 1996, you will be asked to consider and approve the Agreement and Plan of Reorganization among Allegro, its wholly owned subsidiary, SPC Acquisition Corporation, and SPC relating to the Merger (the "Agreement"). The accompanying Prospectus/Joint Proxy Statement presents the details of the Merger. Following the Merger, based on the shares of SPC Common Stock and Allegro Common Stock outstanding as of October 1, 1996, the former holders of SPC Common Stock will hold approximately 43.0% of the Common Stock of the consolidated entity composed of Allegro and SPC together (the "Combined Company"), and the holders of Allegro Common Stock prior to the Merger will hold approximately 57.0% of the Combined Company.

     After careful consideration, SPC's Board of Directors has unanimously approved the Agreement and recommends that you vote FOR the approval and adoption of the Agreement. The Board of Directors of SPC believes the Merger offers SPC and its stockholders a number of important benefits including: (i) the strategic fit between the two companies, creating an opportunity for the combined company to play a significant role in the evolving market for visual communications and business productivity software products, (ii) the potential for the Combined Company to capitalize on the product offerings and the marketing and product synergies between SPC's and Allegro's product lines and
(iii) the greater financial, product development, sales and marketing and management resources that would result from combining the operations of the two companies. In the Merger, all of the issued and outstanding shares of capital stock of SPC will be converted into the right to receive an aggregate of approximately 3,372,825 shares of Allegro Common Stock, $.001 par value per share ("Allegro Common Stock"), based on the capitalization of SPC and Allegro as of October 1, 1996. Allegro will also assume options exercisable for up to approximately 816,926 additional shares of Allegro Common Stock, based on the number of options to purchase SPC Common Stock, par value $.001 per share ("SPC Common Stock"), outstanding as of October 1, 1996.

     All stockholders are invited to attend the Special Meeting in person. The affirmative vote of holders of a majority of the shares of SPC Common Stock outstanding as of the record date will be necessary for approval and adoption of the Agreement and the transactions contemplated thereby.

     Stockholders are urged to review carefully the information contained in the accompanying Prospectus/Joint Proxy Statement, including in particular the information under the captions "Risk Factors," "Software Publishing Corporation Special Meeting--Recommendation of SPC Board of Directors," "Approval of the Merger and Related Transactions--Joint Reasons for the Merger" and "--SPC's Reasons for the Merger" prior to making any voting decision in connection with their SPC Common Stock.

     Whether or not you expect to attend the Special Meeting in person, please complete, sign and promptly return the enclosed proxy card in the enclosed postage-prepaid envelope to ensure representation of your shares. You may revoke your proxy at any time before it has been voted, and if you attend the Special Meeting you may vote in person even if you have previously returned your proxy card. Your prompt cooperation will be greatly appreciated.

                                          Sincerely,

                                          Fred M. Gibbons
                                          Chairman of the Board of Directors

San Jose, California

                 YOUR PROXY IS IMPORTANT--PLEASE VOTE PROMPTLY

     SPC STOCKHOLDERS SHOULD NOT SURRENDER OR OTHERWISE ATTEMPT TO EXCHANGE THEIR SPC STOCK CERTIFICATES FOR ALLEGRO STOCK CERTIFICATES UNLESS AND UNTIL THEY HAVE RECEIVED APPROPRIATE NOTICE AND INSTRUCTIONS FOR EXCHANGE.